August 2018

Prospectus Supplement No. 2,615 Addendum filed pursuant to Rule 424(b)(2) dated August 16, 2018 /

Registration Statement No. 333-219206

STRUCTURED INVESTMENTS Opportunities in U.S. Equities GS Finance Corp.

$15,799,110 Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of Citigroup Inc. due January 16, 2020

Principal at Risk Securities

This prospectus supplement addendum relates to $39,000 principal amount of securities, which we call the “reopened securities,” which are being initially offered on the date of this prospectus supplement addendum. $15,760,110 principal amount of the securities, which we call the “original securities,” were issued on January 18, 2018, as described in the accompanying prospectus supplement no. 2,615 dated January 12, 2018.  The original securities and the reopened securities have identical terms and conditions and have the same CUSIP (36254F699) and ISIN (US36254F6997) numbers. In this prospectus supplement addendum, the term “securities” means, collectively, the reopened securities and the original securities.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2,615 dated January 12, 2018, the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017.

You should read the additional disclosure in the accompanying prospectus supplement no. 2,615 dated January 12, 2018 so that you may better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12 of the accompanying prospectus supplement no. 2,615 dated January 12, 2018.

The estimated value of your reopened securities at the time the terms of your reopened securities are set on August 16, 2018 is equal to approximately $9.37 per $10 principal amount, which is less than the original issue price of the reopened securities.

Original issue date:	August 20, 2018	Original issue price:	96.3% of the principal amount of the reopened securities
Underwriting discount:	0.1% of the principal amount of the reopened securities ($39 in total)	Net proceeds to the issuer:	96.2% of the principal amount of the reopened securities ($37,518 in total)

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement No. 2,615 Addendum dated August 16, 2018.

We may decide to sell more securities after the date the reopened securities were traded (August 16, 2018) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the securities will depend in part on the issue price you pay for such securities.

GS Finance Corp. may use this prospectus in the initial sale of the securities. In addition, Goldman Sachs & Co. LLC (“GS&Co.”) or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a security after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Securities

The estimated value of your reopened securities at the time the terms of your reopened securities are set on August 16, 2018 (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $9.37 per $10 principal amount, which is less than the original issue price of the reopened securities. The value of your securities at any time will reflect many factors and cannot be predicted.

About Your Prospectus

The securities are notes that are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•         Prospectus supplement no. 2,615 dated January 12, 2018

•         Prospectus supplement dated July 10, 2017

•         Prospectus dated July 10, 2017

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your securities.

August 2018

The Underlying Stock

The underlying stock issuer is Citigroup Inc. According to publicly available information, Citigroup Inc. is a financial services holding company.

Where Information About the Underlying Stock Issuer Can Be Obtained

The underlying stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the underlying stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is sec.gov. Information filed with the SEC by the underlying stock issuer under the Exchange Act can be located by referencing its SEC file number 001-09924.

Information about the underlying stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We Obtained the Information About the Underlying Stock Issuer From the Underlying Stock Issuer’s Public Filings

This prospectus supplement relates only to your security and does not relate to the underlying stock or other securities of the underlying stock issuer. We have derived all information about the underlying stock issuer in this prospectus supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the underlying stock issuer in connection with the offering of your security. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above and the trading price of shares of the underlying stock — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the underlying stock issuer could affect the value you will receive at maturity and, therefore, the market value of your security.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlying stock.

We or any of our affiliates may currently or from time to time engage in business with the underlying stock issuer, including making loans to or equity investments in the underlying stock issuer or providing advisory services to the underlying stock issuer, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the underlying stock issuer and, in addition, one or more of our affiliates may publish research reports about the underlying stock issuer. As an investor in a security, you should undertake such independent investigation of the underlying stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in a security.

Historical Closing Prices of the Underlying Stock

The following information supplements the information provided in the accompanying prospectus supplement no. 2,615 dated January 18, 2018. The closing prices of the underlying stock have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing prices of the underlying stock during the period shown below is not an indication that the underlying stock is more or less likely to increase or decrease at any time during the life of your securities.

You should not take the historical prices of the underlying stock as an indication of the future performance of the underlying stock. We cannot give you any assurance that the future performance of the underlying stock will result in your receiving an amount greater than the outstanding principal amount of your securities on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlying stock. Before investing in the reopened securities, you should consult publicly available information to determine the prices of the underlying stock between the date of this prospectus supplement addendum and the date of your purchase of the reopened securities. The actual performance of the underlying stock over the life of the reopened securities, as well as the amount payable at maturity, may bear little relation to the historical prices shown below.

The table below shows the high, low and period end underlying stock closing prices of Citigroup Inc. for each of the four calendar quarters in 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016 and 2017 and the first three calendar quarters in 2018 (through August 16, 2018), adjusted for corporate events, if applicable. We obtained the

August 2018

underlying stock prices listed in the tables below from Bloomberg Financial Services, without independent verification.

Historical Quarterly High, Low and Period End Closing Prices of Citigroup Inc.

	High	Low	Period End
2007
Quarter ended March 31	$552.50	$487.50	$513.40
Quarter ended June 30	$552.00	$510.50	$512.90
Quarter ended September 30	$528.40	$453.00	$466.70
Quarter ended December 31	$483.20	$292.90	$294.40
2008
Quarter ended March 31	$296.90	$186.20	$214.20
Quarter ended June 30	$268.10	$167.60	$167.60
Quarter ended September 30	$211.20	$140.30	$205.10
Quarter ended December 31	$230.00	$37.70	$67.10
2009
Quarter ended March 31	$74.60	$10.20	$25.30
Quarter ended June 30	$40.20	$26.80	$29.70
Quarter ended September 30	$52.30	$25.90	$48.40
Quarter ended December 31	$50.00	$32.00	$33.10
2010
Quarter ended March 31	$43.10	$31.50	$40.50
Quarter ended June 30	$49.70	$36.30	$37.60
Quarter ended September 30	$43.00	$36.60	$39.00
Quarter ended December 31	$48.10	$39.50	$47.30
2011
Quarter ended March 31	$51.30	$43.90	$44.20
Quarter ended June 30	$46.00	$36.81	$41.64
Quarter ended September 30	$42.88	$23.96	$25.62
Quarter ended December 31	$34.17	$23.11	$26.31
2012
Quarter ended March 31	$38.08	$28.17	$36.55
Quarter ended June 30	$36.87	$24.82	$27.41
Quarter ended September 30	$34.79	$25.24	$32.72
Quarter ended December 31	$40.17	$32.75	$39.56
2013
Quarter ended March 31	$47.60	$41.15	$44.24
Quarter ended June 30	$53.27	$42.50	$47.97
Quarter ended September 30	$53.00	$47.67	$48.51
Quarter ended December 31	$53.29	$47.67	$52.11
2014
Quarter ended March 31	$55.20	$46.34	$47.60
Quarter ended June 30	$49.58	$45.68	$47.10
Quarter ended September 30	$53.66	$46.90	$51.82
Quarter ended December 31	$56.37	$49.68	$54.11
2015
Quarter ended March 31	$54.26	$46.95	$51.52
Quarter ended June 30	$57.39	$51.52	$55.24
Quarter ended September 30	$60.34	$49.00	$49.61
Quarter ended December 31	$55.87	$49.88	$51.75
2016
Quarter ended March 31	$51.13	$34.98	$41.75
Quarter ended June 30	$47.33	$38.48	$42.39
Quarter ended September 30	$47.90	$40.78	$47.23
Quarter ended December 31	$61.09	$47.03	$59.43
2017
Quarter ended March 31	$61.55	$55.68	$59.82
Quarter ended June 30	$66.98	$57.72	$66.88
Quarter ended September 30	$72.74	$65.95	$72.74
Quarter ended December 31	$77.10	$71.33	$74.41

August 2018

	High	Low	Period End
2018
Quarter ended March 31	$80.08	$67.50	$67.50
Quarter ended June 30	$72.86	$65.46	$66.92
Quarter ending September 30 (through August 16, 2018)	$72.89	$66.06	$69.56

The graph below shows the daily historical closing prices of the underlying stock from January 1, 2007 through August 16, 2018, adjusted for corporate events, if applicable. We obtained the closing prices in the graph below from Bloomberg Financial Services, without independent verification.

August 2018

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-40 of the accompanying prospectus supplement no. 2,615.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate stated principal amount of the reopened securities specified on the front cover of this prospectus supplement addendum. GS&Co. proposes initially to offer the securities to the public at the original issue price set forth on the cover page of this prospectus supplement addendum. GS Finance Corp. estimates that its share of the total offering expenses for the reopened securities, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the reopened securities against payment therefor in New York, New York on August 20, 2018.

We have been advised by GS&Co. that it intends to make a market in the securities. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the securities.

August 2018

Validity of the Securities and Guarantee

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the reopened securities offered by this prospectus supplement addendum have been executed and issued by GS Finance Corp., the related guarantee offered by this prospectus supplement addendum has been executed and issued by The Goldman Sachs Group, Inc., and such securities have been authenticated by the trustee pursuant to the indenture, and such securities and the guarantee have been delivered against payment as contemplated herein, (a) such reopened securities will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

August 2018